SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BOARD VOTES TO ACCEPT IAG OFFER FOR AER LINGUS STAKE

The Board of Ryanair Holdings PLC today (10 July) confirmed that it has voted unanimously to accept the IAG offer for Ryanair's 29.8% shareholding in Aer Lingus Group plc. Ryanair's stake in Aer Lingus has been available for sale since May 2012 (see attached) and the Board believes that the current IAG offer maximises Ryanair shareholder value.

In line with this decision, Ryanair will now vote in favour of the motion at the Aer Lingus EGM on the 16 July next (to give the Irish Government a golden share over Aer Lingus's Heathrow slots) and Ryanair will also vote its 29.8% shareholding in favour of acceptance of the IAG offer, subject to this offer receiving regulatory approval from the European competition authorities.

Ryanair's Michael O'Leary said:

"We believe the IAG offer for Aer Lingus is a reasonable one in the current market and we plan to accept it, in the best interests of Ryanair shareholders. The price means that Ryanair will make a small profit on its investment in Aer Lingus over the past 9 years.

This sale of our stake is timely given that our original strategy for Aer Lingus (to use it as a mid-priced brand to offer competition to flag carriers at primary airports) has been overtaken by the successful rollout -since Sept 2013- of Ryanair's "Always Getting Better" strategy, which has seen the Ryanair brand successfully enter many of Europe's primary airports, being rewarded with strong growth in our network, traffic, load factor and profitability, while keeping our fares low and our punctuality high.

We wish IAG well with their takeover of Aer Lingus. When Ryanair first bid for Aer Lingus in late 2006, Ryanair (36m passengers) carried 4 times Aer Lingus traffic (9m). Today Ryanair (over 100m) carries more than 10 times Aer Lingus traffic (10m), and we will continue to deliver the vast majority of Ireland's traffic and tourism growth in the coming months and years."

RYANAIR STATEMENT ON ETIHAD'S 2.9%

STAKE IN AER LINGUS - 1 MAY 2012

Ryanair's Michael O'Leary said:

"Etihad's purchase of a 2.9% shareholding in Aer Lingus doesn't alter the future of Aer Lingus, which can only be decided when or if the Irish Government sells their 25% stake.  If this is sold to Etihad or to a financial investor, then it is inevitable that Aer Lingus will be broken up and some or all of its Heathrow slots lost to Ireland.

"As our 7 Sept 2011 statement made clear, Ryanair will work with whomever the Government sells its 25% stake to (if it isn't sold to us), we would welcome any other financially strong airline/investor who acquires this stake, and who could then work with Ryanair and other shareholders to restore shareholder value, which has plunged by two thirds from over €3 to less than €1 per share currently under the existing Board."

RYANAIR STATEMENT ON AER LINGUS - 7 SEPT 2011

Ryanair today (7th September) responded to statements reportedly made by Minister for Transport, Leo Varadkar that the Government might consider a disposal of its non strategic 25% shareholding in Aer Lingus.

Ryanair wishes to confirm the following:

1.   If the Irish Govt wishes to dispose of its 25% stake in Aer Lingus, and if the Govt believes that any offer from Ryanair for this stake would be unwelcome, then Ryanair is happy to confirm that it will not bid for the Govt's 25% stake (although this may result in the Govt realising a lower price for its shares).

2.   Ryanair would welcome another financially strong airline/investor acquiring the Govt's 25% stake, which could then work with Ryanair and other like minded shareholders to restore shareholder value, which has been destroyed over the past five years by the Board and Management of Aer Lingus.

3.   Should another financially strong airline/investor acquire the Govt's 25% stake, Ryanair would not rule out entering into discussions with that party for the subsequent disposal of Ryanair's near 30% stake subject to an acceptable agreement on price and maximising shareholder value.

Ryanair will not engage in, or comment upon, rumour or speculation, but remains willing to work with any other Aer Lingus shareholders to maximise shareholder value which has under the current Board of Aer Lingus collapsed by more than 80% from over €3.00 per share in early 2007 to less than €0.60 per share in recent days.

For further information
please contact:
                           Robin Kiely                       Joe Carmody
                                    Ryanair Ltd                       Edelman Ireland
                                    Tel: +353-1-9451212      Tel: +353-1-6798 333
                                    press@ryanair.com         ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 July 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary